901 East Main Street
Lincolnton, North Carolina 28092

October 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Jessica Livingston
Division of Corporation Finance
Office of Financial Services

Re:	Carolina Trust BancShares, Inc. (the “Registrant”)
Registration Statement on Form S-4
File No. 333-227302

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the same will become effective at 10:00 a.m. (Eastern Time) on October 26, 2018, or as soon thereafter as is practicable.

The Registrant respectfully requests that its legal counsel be notified when this request for acceleration has been granted by contacting via telephone call or email, Jonathan A. Greene (Tel: 919-865-2832; E-mail: jgreene@wyrick.com), or Stuart M. Rigot (Tel: 919-882-7122; E-mail: srigot@wyrick.com).

Very truly yours,

CAROLINA TRUST BANCSHARES, INC.

By:	/s/ Jerry L. Ocheltree
	Name:	Jerry L. Ocheltree
	Title:	President and Chief Executive Officer

cc:	Wyrick Robbins Yates & Ponton LLP